Exhibit 4.12

Voting Agreement Schedule

The voting agreements listed below entered into by and among certain investors and Dawn VA Ltd. are typically identical in all material respects. A copy of the voting agreement entered into by Dawn VA Ltd. and Yunfeng e-Commerce A Fund, L.P. is filed as Annex A to the Exhibit 4.12.

1.	voting agreement entered into by Dawn VA Ltd. and Yunfeng e-Commerce A Fund, L.P. on September 22, 2011;

2.	voting agreement entered into by Dawn VA Ltd. and Yunfeng e-Commerce B Fund, L.P. on September 22, 2011;

3.	voting agreement entered into by Dawn VA Ltd., DST China EC V, LP, DST Global II, L.P., DST China EC IV, L.P., DST Team Fund Limited, SL Dawn Ltd., Sennett Investments (Mauritius) Pte Ltd, Lionfish Investments Pte Ltd, Ever Heritage Holdings Limited and Jubilant King Limited on September 22, 2011; and

4.	voting agreement entered into by Dawn VA Ltd. and SL Dawn Tranche III, L.P. on December 29, 2011.

EXECUTION COPY

Annex A

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is entered into as of September 22, 2011, by and among the Person listed on Schedule 1 hereto (each, together with its transferees that agree to adhere to this Agreement by executing a joinder agreement in the form of Exhibit A attached hereto, a “Shareholder” and, collectively, the “Shareholders”) and Dawn VA Ltd., a Cayman Islands exempted company (“Proxyholder”). Defined terms used but not defined herein shall have the meaning given them in the Framework Agreement, dated as of the date hereof (the “Framework Agreement”), by and among Yunfeng e-Commerce A Fund, L.P., Yunfeng e-Commerce B Fund, L.P. and JM and JT.

RECITALS

A. The Shareholders are purchasing certain ordinary shares of Alibaba Group Holding Limited, a Cayman Islands exempted company (the “Company”), par value US$0.000025 per share (the “Shares”) from certain employees of the Company as contemplated under the Framework Agreement.

B. The shareholders of Proxyholder are three members of senior management of the Company.

C. Pursuant to the Framework Agreement, each Shareholder will enter into this Agreement, which requires, among other things, during the proxy term of this Agreement as specified in Section 5.1 hereof (the “Proxy Term”), each Shareholder to grant to Proxyholder the right to vote all of their Shares acquired in connection with the transactions contemplated under the Framework Agreement (the “Acquired Shares”) in the manner set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

VOTING

Section 1.1 Voting Arrangements. Subject to Proxyholder complying with the terms of this Agreement, each Shareholder hereby agrees that, during the Proxy Term, Proxyholder shall vote the Acquired Shares, in Proxyholder’s sole discretion, on all matters submitted to a vote of shareholders of the Company at a meeting of shareholders or otherwise or through the solicitation of a written consent of shareholders (whether of any individual class of shares or of multiple classes of shares voting together); provided that Proxyholder shall vote the Acquired Shares against the following:

(a) Any amendment, waiver or modification of Section 3.5 of the First Amended and Restated Shareholders Agreement of the Company dated October 21, 2007 (the “Shareholders Agreement”) related to approval requirements over related party transactions;

(b) (i) Any amendment, waiver or modification of the Shareholders Agreement which could reasonably be expected to materially adversely affect the interests of any Shareholder as a shareholder of the Company in a manner different from any other shareholder of the Company or (ii) any proposal that would adversely affect the rights or interests of each Shareholder as a holder of Shares except if the adverse effect would apply equally to all other holders of Shares as shareholders, provided that, in each case, Proxyholder shall have no obligation to consider the tax consequences of any proposal, action or decision to direct or indirect beneficiaries of any Shares; and

(c) Any Subsidiary IPO that would, or could reasonably be expected to have, a material adverse effect on the success or prospects of an IPO of Shares (the “Alibaba Group IPO”) in the subsequent 12 months following such Subsidiary IPO (a “Material Subsidiary IPO”), and it being agreed that an IPO of Taobao Group would be deemed to be a Material Subsidiary IPO, provided that Proxyholder may vote in favor of any Material Subsidiary IPO if such vote is consented to by the Purchasers who in the aggregate have made a Purchase Commitment of at least US$200 million or more.

(d) Any amendment to the Related Party Transactions Policy in a manner that would be inconsistent with, or in breach of, Section 6.6(c) of the Framework Agreement;

provided however that Proxyholder shall not take any actions or make any omissions that would result in a breach of a Shareholder’s obligations under the Shareholders Agreement.

For the sake of clarity, in the case of any proposed amendment, restatement, alteration, repeal or waiver (whether by merger, consolidation or otherwise) of any provision of the agreements entered into in connection with the Framework Agreement and this Agreement (collectively, the “Transaction Agreements”), unless such matter is being determined by a vote submitted to the shareholders of the Company at a meeting of shareholders or through the solicitation of a written consent of shareholders, Proxyholder shall not have any right to exercise or waive any of the Shareholders’ rights provided for in the Transaction Agreements, including in respect of any information rights, registration rights, rights with regard to favorable treatment, tag along rights, consent rights or waiver of any rights of any Shareholder as the holder of the Acquired Shares.

Section 1.2 Grant of Proxy. To secure the Shareholders’ obligations to vote the Acquired Shares in accordance with this Agreement, each Shareholder appoints Proxyholder, without any power of substitution, during and for the Proxy Term, as such Shareholder’s true and lawful attorney in fact and proxy, for and in such Shareholder’s name, place and stead, to vote the Acquired Shares as such Shareholder’s proxy, at any annual, special or other meeting of the shareholders of the Company, however called to vote, or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of the Company taken by written consent, in each case subject to the limitations set forth in this Agreement. Each Shareholder will take such further action and will execute such other instruments as may be necessary to effectuate the intent of this proxy.

ARTICLE II

ADDITIONAL AGREEMENTS

Section 2.1 Shares Splits, Dividends, Etc. In the event of any issuance of shares of the Company’s voting securities hereafter to any Shareholder in respect of the Acquired Shares (including in connection with any shares split, shares dividend, share conversion, share exchange, recapitalization, reorganization, or the like), such additional shares shall automatically become subject to this Agreement. For avoidance of doubt, any other securities of the Company acquired by any Shareholder for consideration shall not be subject to this Agreement.

Section 2.2 Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

Section 2.3 Proxyholder Liability. In voting the Acquired Shares in accordance with Section 1.1 hereof, Proxyholder shall not be liable for any error of judgment nor for any act done or omitted, nor for any mistake of fact or law nor for anything which Proxyholder may do or refrain from doing in good faith, except for its own bad faith, negligence or willful misconduct or its own breach of this Agreement (the “Excepted Acts”). In the case of any such Excepted Acts, Proxyholder shall indemnify, defend and hold harmless each of the Shareholders from and against any and all claims, losses, damages, liabilities, obligations, fees or expenses (including reasonable attorneys’ fees and expenses) sustained or incurred by such Shareholder in connection with, arising out of, or as a result thereof.

Section 2.4 Certain Shareholder Obligations. Except to comply with its obligations under the Shareholders Agreement, no Shareholder shall (i) grant any proxies or powers of attorney, or any other voting authorization or consent with respect to any or all of such Shareholder’s Acquired Shares that could reasonably be expected to interfere with the proxy granted to Proxyholder, (ii) deposit any of such Shareholder’s Acquired Shares into a voting trust or enter into a voting agreement with respect to any of such Shareholder’s Acquired Shares or (iii) request that the Company register the Transfer on the share register of the Company or otherwise of any or all of such Shareholder’s Acquired Shares, unless such Transfer is in compliance with this Agreement.

Section 2.5 No Violation of Shareholders Agreement. No provision of this Agreement shall be construed to permit or require any Shareholder or Proxyholder or any of their respective subsidiaries or affiliates to take any action that would violate any Shareholder’s rights or obligations under the Shareholder’s Agreement.

ARTICLE III

TRANSFER RESTRICTIONS

At any time on or prior to the earlier of (i) December 31, 2013 and (ii) an IPO of Shares, if any Shareholder wishes to Transfer any of its Acquired Shares, as a precondition to such Transfer, and in addition to any other applicable restrictions on Transfer provided for in Section 7.1 of the Framework Agreement, such Shareholder shall cause the proposed transferee to agree in writing to be bound by all of the terms of this Agreement with respect to any Acquired Shares to be Transferred to it by executing a joinder agreement in the form attached hereto as Exhibit A (“Joinder Agreement”), and no such proposed Transfer shall be considered effective unless such transferee executes a Joinder Agreement. After the earlier of an IPO of Shares or December 31, 2013, if any Shareholder wishes to Transfer any of its Acquired Shares to a third-party transferee that is not a Shareholder or an Affiliate of a Shareholder, such transferee shall not be required to assume this Agreement in connection with the Transfer of any Acquired Shares to it. Any Transfer of any Acquired Shares at any time to any Shareholder or any Affiliate of a Shareholder shall be preconditioned on such Shareholder or Affiliate assuming this Agreement and, if necessary, agreeing to be bound by all of the terms of this Agreement by executing a Joinder Agreement with respect to any Acquired Shares to be Transferred to it.

ARTICLE IV

PROXYHOLDER

Section 4.1 Proxyholder Ownership. Proxyholder represents and warrants that it is a company duly organized, validly existing and in good standing under the laws of Cayman Islands. Proxyholder is wholly owned by Peng Lei, Lu Zhaoxi and Zeng Ming, each of whom is a People’s Republic of China national identity card number 330106197309134026, 440103196912092133 and 360104197005030490, respectively, and no other Person has any direct or indirect interest in Proxyholder.

Section 4.2 No Transfers. Subject to the next sentence of this Section 4.2, Proxyholder (i) shall not permit any Person (other than Peng Lei, Lu Zhaoxi, and Zeng Ming) to have any interest whatsoever in Proxyholder and (ii) agrees that any issuance of any interest in Proxyholder to any other Person, or any Transfer of any interest in Proxyholder to any other Person, in each case, without the prior written consent of each Shareholder, shall result in a termination of this Agreement (other than any such Transfer that is the result of the operation of law, including in the case of the death of one of these Persons and disposition of assets to a spouse as the result of a divorce settlement). Notwithstanding the foregoing, in the event that any of Peng Lei, Lu Zhaoxi or Zeng Ming ceases to be employed by the Company, another employee of the Company may be substituted for the departing person and come to hold an interest in Proxyholder, subject to the prior written consent of each of the Shareholders (such consent not to be unreasonably withheld or delayed), and such substitution or interest shall not be considered a breach of this Section 4.2.

ARTICLE V

TERMINATION

Section 5.1 Term. This Agreement shall become effective on the Closing Date and shall terminate pursuant to Section 5.2 below.

Section 5.2 Termination upon Certain Actions. This Agreement shall terminate in its entirety, and none of Proxyholder or any Shareholder shall have any further rights or obligations hereunder following such termination (other than the obligations arising out of any breach of this Agreement prior to its termination), on the earliest of any of the following:

(a) if JM (x) ceases to serve as the Chairman or Chief Executive Officer or an executive director of the Company, (y) no longer has the right to appoint at least two members of the board of directors of the Company or (z) no longer otherwise controls the management of the Company,

(b) upon any indictment or conviction of JM for any serious criminal act (equivalent to a felony under U.S. law) under the laws of any jurisdiction,

(c) upon any indictment or conviction of any of Peng Lei, Lu Zhaoxi and Zeng Ming or any of their permitted successors (while he or she has an interest in the Proxyholder) for any serious criminal act (equivalent to a felony under U.S. law), under the laws of any jurisdiction, unless within ten (10) business days of any such indictment, the person so indicted no longer holds any interest in Proxyholder and such Person’s interest is Transferred to JM, JT, the other owners of Proxyholder or to another Person reasonably acceptable to each Shareholder in writing,

(d) any breach, inaccuracy or violation of Section 4.2, and

(e) any material breach by JM or JT of the Framework Agreement.

This Agreement shall terminate with respect to a particular Shareholder, and such Shareholder shall have no further rights or obligations hereunder following such termination (other than the obligations arising out of any breach of this Agreement prior to its termination), on the date on which such Shareholder has Transferred all of its Acquired Shares in accordance with this Agreement. For the avoidance of doubt, except in the event of a termination of this Agreement in accordance with this Section 5.2, each Shareholder (and any of its Affiliates that beneficially owns any Acquired Shares) shall be subject to and bound by this Agreement with respect to any Acquired Shares that it beneficially owns for so long as it beneficially owns any Acquired Shares.

ARTICLE VI

MISCELLANEOUS

Section 6.1 No Ownership Interest. Except as provided for in this Agreement, nothing contained in this Agreement shall be deemed to vest in any party other than a Shareholder any direct or indirect ownership of or with respect to any Shares held by such Shareholder and all rights, ownership and economic benefits of and relating to such Shares shall remain vested in and belong to such Shareholder.

Section 6.2 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” No provision of this Agreement shall be construed to require any Shareholder or Proxyholder or any of their respective subsidiaries or affiliates to take any action that would violate any applicable law.

Section 6.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

Section 6.4 Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

Section 6.5 Amendment and Waiver. This Agreement may not be amended, modified or supplemented, and no provision hereof may be waived, except by a written instrument executed by Proxyholder and a majority in interest of the Shareholders. For the avoidance of doubt, the foregoing sentence shall not apply to any consent described in Section 1.1(c) to the extent any such consent is considered a waiver of this Agreement. Any amendment, modification, supplement or waiver in accordance with this Section 6.5 shall be binding upon all parties hereto, whether or not such party has executed such amendment or waiver. No failure or delay by any party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by any party of any breach by the other parties of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.

Section 6.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, heirs and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Section 6.8 Dispute Resolution.

(a) Any dispute or claim arising out of or in connection with or relating to this Agreement, or the breach, termination or invalidity hereof, shall be finally settled by arbitration in Hong Kong under the auspices of the Hong Kong International Arbitration Center (“HKIAC”) in accordance with the rules of HKIAC (the “Rules”) as are in force at the time of any such arbitration and as may be amended by the rest of this Section. For the purpose of such arbitration, there shall be three arbitrators appointed in accordance with the Rules (the “Arbitration Board”).

(b) All arbitration proceedings shall be conducted in the English language. The Arbitration Board shall decide any such dispute or claim strictly in accordance with the governing law specified in Section 6.7. Judgment upon any arbitral award rendered hereunder may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

(c) Each party shall cooperate in good faith to expedite, to the maximum extent practicable, the conduct of any arbitral proceedings commenced under this Agreement.

(d) The costs and expenses of the arbitration, including the fees of the Arbitration Board, shall be borne equally by each party that is a party to the dispute or claim, and each party shall pay its own fees, disbursements and other charges of its counsel.

(e) Any award made by the Arbitration Board shall be final and binding on the parties. To the extent permitted by law, the parties expressly agree to waive the applicability of any laws and regulations that would otherwise give the right to appeal the decisions of the Arbitration Board so that there shall be no appeal to any court of law for the award of the Arbitration Board, and a party shall not challenge or resist the enforcement action taken by any other party in whose favor the award of the Arbitration Board was given.

Section 6.9 Counterparts. This Agreement may be executed in two or more counterparts, including facsimile counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Shareholders and Proxyholder have caused this Voting Agreement to be duly executed as of the day and year first above written.

PROXYHOLDER

DAWN VA LTD.

By:	/s/ Peng Lei
Name:	Peng Lei
Title:	Director

[SIGNATURE PAGE TO VOTING AGREEMENT]

SHAREHOLDER

YUNFENG E-COMMERCE A FUND, L.P.

By: Yunfeng e-Commerce A GPGP Limited, its general partner

By:
Name:
Title:

[SIGNATURE PAGE TO VOTING AGREEMENT]

Schedule 1

SCHEDULE OF PURCHASERS

Yunfeng e-Commerce A Fund, L.P.

EXHIBIT A

JOINDER AGREEMENT

THIS JOINDER AGREEMENT to the Voting Agreement, dated as of             , 2011 by and among [            ] (“Transferor”) and certain other parties thereto (the “Voting Agreement”), is made and entered into as of [            , 20    ] by and between Transferor and [            ] (“Transferee”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Voting Agreement.

WHEREAS, in accordance with the terms of the Framework Agreement, Transferor desires to transfer certain of the Acquired Shares to Transferee, and Transferee has agreed to join the Voting Agreement as a Shareholder and to be bound by the terms and conditions thereof.

NOW, THEREFORE, in consideration of the transfer of the Acquired Shares and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Agreement to be Bound. Transferor has provided Transferee with a true and complete copy of the Voting Agreement. Transferee hereby agrees that upon execution of this Agreement, Transferee shall become a party to the Voting Agreement as a “Shareholder” and shall be fully bound by, and subject to, all of the rights, covenants, terms and conditions of the Voting Agreement as a “Shareholder” as though an original party thereto.

2. Successors and Assigns; Beneficiaries. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by Transferor and its successors, heirs and assigns and Transferee and its successors, heirs and assigns. Transferor and Transferee hereby agree that the other Shareholders, individually and collectively, are third party beneficiaries of this Agreement for the purpose of enforcing the rights and responsibilities of the parties pursuant to the Voting Agreement.

3. Counterparts. This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth in the introductory paragraph hereof.

[TRANSFEROR]

By:
Name:
Title:

[TRANSFEREE]

By:
Name:
Title: